UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
 of the Securities Exchange Act of 1934

For the month of April 2017

Commission File Number 0-28584

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
(Translation of registrant's name into English) 5 Ha’solelim Street, Tel Aviv, Israel (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

©2017 Check Point Software Technologies Ltd. All rights reserved | P.1

INVESTOR CONTACT: Kip E. Meintzer Check Point Software Technologies +1.650.628.2040 ir@checkpoint.com	MEDIA CONTACT: Ali Donzanti Check Point Software Technologies +1.650.628.2030 press@checkpoint.com

CHECK POINT SOFTWARE TECHNOLOGIES REPORTS
FIRST QUARTER 2017 FINANCIAL RESULTS

SAN CARLOS, CA – April 27, 2017 — Check Point® Software Technologies Ltd. (NASDAQ: CHKP), today announced its financial results for the first quarter ended March 31, 2017.

First Quarter 2017:

•	Total Revenue: $435 million, an 8 percent increase year over year
•	Software Blades Subscriptions Revenues: $112 million, a 27 percent increase year over year
•	GAAP Operating Income: $211 million, representing 48 percent of revenues
•	Non-GAAP Operating Income: $233 million, representing 54 percent of revenues
•	GAAP EPS: $1.08, a 15 percent increase year over year
•	Non-GAAP EPS: $1.20, a 13 percent increase year over year
•	Deferred Revenues: $1,063 million, a 20 percent increase year over year

“We started off 2017 with a positive trend delivering earning per share and revenues towards the top end of our projections,” said Gil Shwed, founder and chief executive officer of Check Point Software Technologies. “We have executed on our vision for consolidating security with the launch of Check Point Infinity, the cyber security platform for the future.  The first consolidated security architecture across networks, cloud and mobile, providing the highest level of threat prevention.”
Financial Highlights for the First Quarter of 2017:

•	Total Revenue: $435 million compared to $404 million in the first quarter of 2016.
•	GAAP Operating Income: $211 million compared to $202 million in the first quarter of 2016.
•	Non-GAAP Operating Income: $233 million compared to $224 million in the first quarter of 2016.
•	GAAP Taxes on Income: $39 million compared to $45 million in the first quarter of 2016.
•	GAAP Net Income: $183 million compared to $167 million in the first quarter of 2016.
•	GAAP Earnings per Diluted Share: $1.08 compared to $0.95 in the first quarter of 2016.
•	Non-GAAP Net Income: $202 million compared to $187 million in the first quarter of 2016.
•	Non-GAAP Earnings per Diluted Share: $1.20 compared to $1.06 in the first quarter of 2016.
•	Deferred Revenues: As of March 31, 2017, deferred revenues were $1,063 million compared to $883 million as of March 31, 2016.
•	Cash Flow: Cash flow from operations of $355 million compared to $324 million in the first quarter of 2016.
•	Share Repurchase Program: During the first quarter of 2017, the company repurchased 2.6 million shares at a total cost of $248 million.
•	Cash Balances, Marketable Securities and Short Term Deposits: $3,797 million as of March 31, 2017, compared to $3,729 million as of March 31, 2016.

©2017 Check Point Software Technologies Ltd. All rights reserved | P.2

For information regarding the non-GAAP financial measures discussed in this release, as well as a reconciliation of such non-GAAP financial measures to the most directly comparable GAAP financial measures, please see “Use of Non-GAAP Financial Information” and “Reconciliation of GAAP to Non-GAAP Financial Information.”

2017 Business Highlights

Revolutionary New Cyber Security Architecture: Check Point Infinity, designed to meet the critical security needs of enterprises and organizations of all sizes. Infinity is the first consolidated security platform spanning across networks, cloud, and mobile, designed to provide preemptive threat prevention to keep customers protected against the growing number of cyber-attacks.  Infinity is managed from a single pane of glass and incorporated across all of Check Point’s products.  As part of the Infinity platform, we have updated key product components:

Consolidated Security Management: Consolidating the management of threat prevention functions as well as unified management for the cloud and network environment the release of R80.10 features dozens of new capabilities and enhancements, including unique policy layers, security multi-zones and boosted performance to keep organizations protected against threats, anytime and anywhere.

Unified Mobility Protection: SandBlast Mobile is a unified, cross-platform solution, which protects enterprises and organizations of all sizes from mobile breaches. SandBlast Mobile detects and blocks both known and unknown malware, safeguards against poisoned Wi-Fi networks and man-in-the-middle attacks, as well as SMS phishing schemes.

Extending Threat Prevention – Anti-Ransomware:  Check Point’s new Anti-Ransomware technology enables businesses to protect against cyber extortion and sophisticated ransomware

World’s Fastest Threat Prevention Platform: Launched an updated family of super-high end security platforms, the 44000 & 64000 appliance series deliver exceptionally fast threat prevention  with 42 Gbps of Real-World Production Threat Prevention throughput and 636 Gbps of Real-World Production Firewall throughput. They also include multi-bladed chassis to support the dynamic needs of growing networks, while offering the high reliability and performance needed for the future of cyber security.

Extending Cloud Support: New auto-scaling capabilities to support private and public cloud as well as support for the Google Cloud Platform.

We received the following industry accolades and announced the following partnerships:

CRN Channel Chief Award: CRN®, a brand of The Channel Company, named Check Point President Amnon Bar-Lev to its prestigious list of 2017 Channel Chiefs. The executives on this annual list represent top leaders in the IT channel who excel at driving growth and revenue in their organizations through channel partners.

Cyber Threat Alliance: Check Point was a founding member of the Cyber Threat Alliance, an independent organization. By bringing together industry competitors contributing their unique threat insights, the CTA builds a comprehensive view of important threat actors. With enriched understanding and enhanced protections against global attacks, members can better protect customers in real time and prioritize resources based on collective knowledge.

Check Point and Europol Collaborate to help companies avoid being held to ransom: Check Point is partnering with Europol, the European Union’s law enforcement agency, to offer both companies and individuals an overview about the growing threat of ransomware.

Check Point Earns U.S. Department of Defense Certifications for Cyber Security Appliances: the U.S. Department of Defense (DoD) has added four lines of Check Point security appliances to their Unified Capabilities Approved Products List (UC APL).

©2017 Check Point Software Technologies Ltd. All rights reserved | P.3

Our security research organization has also continued to expose vulnerabilities in today’s infrastructure, which included critical vulnerabilities in mobile equipment and applications, such as:

WhatsApp Web and Telegram Web Vulnerability -   Check Point researchers unveiled a new vulnerability in WhatsApp Web & Telegram Web. By exploiting this vulnerability, attackers could completely take over user accounts, and access victims’ personal and group conversations, photos, videos and other shared files, contact lists, and more.

“Our vision for the future of cyber security is coming together quite nicely.  We believe that a single unified system that prevents threats from entering the organization, combines real-time threat intelligence across all platforms and provides a single pane of management for the entire security policy is crucial for protecting every enterprise. Our focus on cloud, mobility and threat prevention is paying off and has contributed nicely to results this quarter.  Check Point Infinity, the platform for the future of cyber security is taking that vision a step forward,” concluded Shwed.

Second Quarter Investor Conference Participation Schedule:

•	Jefferies 2017 Global Technology, Media and Telecom Conference May 10, 2017 – Miami, FL

•	Needham & Co. Emerging Technology Conference May 17, 2017 – New York, NY (Meetings Only)

•	J.P. Morgan 45th Annual Technology, Media and Telecom Conference May 24, 2017 – Boston, MA

•	Cowen & Company 45th Annual Technology Media & Telecom Conference May 31, 2017 – New York, NY

•	Bank of America Merrill Lynch 2017 Global Technology Conference June 6, 2017 – San Francisco, CA (Meetings Only)

•	Stephens 2017 Spring Conference June 7, 2017 – New York, NY (Meetings Only)

•	2017 Baird Global Consumer, Technology & Services Conference June 8, 2017 – New York, NY (Meetings Only)

Members of Check Point's management team are expected to present at these conferences and discuss the latest company strategies and initiatives. Check Point’s conference presentations are expected to be available via webcast on the company's web site. To view these presentations and access the most updated information please visit the company's web site at www.checkpoint.com/ir. The schedule is subject to change.

Conference Call and Webcast Information
Check Point will host a conference call with the investment community on April 27, 2017, at 8:30 AM ET/5:30 AM PT. To listen to the live webcast, please visit the website at: www.checkpoint.com/ir. A replay of the conference call will be available through May 4, 2017 on the company's website or by telephone at +1.201.612.7415, replay ID number 13659723.

About Check Point Software Technologies Ltd.
Check Point Software Technologies Ltd. (www.checkpoint.com) is the largest network cyber security vendor globally, providing industry-leading solutions and protecting customers from cyberattacks with an unmatched catch rate of malware and other types of threats. Check Point offers a complete security architecture defending enterprises – from networks to mobile devices – in addition to the most comprehensive and intuitive security management. Check Point protects over 100,000 organizations of all sizes.

©2017 Check Point Software Technologies Ltd. All rights reserved

©2017 Check Point Software Technologies Ltd. All rights reserved | P.4

Legal Notice Regarding Forward-Looking Statements
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  Forward-looking statements generally relate to future events or our future financial or operating performance. Forward-looking statements in this press release include, but are not limited to, statements related to our expectations regarding our products and solutions, including the Check Point Infinity platform; our continued focus on providing customers with an industry leading security platform designed to prevent cyber security attacks on their evolving infrastructure and our participation in investor conferences during the second quarter of 2017.  Our expectations and beliefs regarding these matters may not materialize, and actual results or events in the future are subject to risks and uncertainties that could cause actual results or events to differ materially from those projected.  These risks include our ability to continue to develop platform capabilities and solutions; customer acceptance and purchase of our existing solutions and new solutions; the market for IT security continuing to develop; competition from other products and services; and general market, political, economic and business conditions.  The forward-looking statements contained in this press release are also subject to other risks and uncertainties, including those more fully described in our filings with the Securities and  Exchange Commission, including our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2016.  The forward-looking statements in this press release are based on information available to Check Point as of the date hereof, and Check Point disclaims any obligation to update any forward-looking statements, except as required by law.

Use of Non-GAAP Financial Information
 In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Check Point uses non-GAAP measures of operating income, net income and earnings per diluted share, which are adjustments from results based on GAAP to exclude, as applicable, stock-based compensation expenses, amortization of intangible assets and acquisition related expenses and the related tax affects. Check Point’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of Check Point’s ongoing core operations and prospects for the future. Historically, Check Point has also publicly presented these supplemental non-GAAP financial measures in order to assist the investment community to see the Company “through the eyes of management,” and thereby enhance understanding of its operating performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of the non-GAAP financial measures discussed in this press release to the most directly comparable GAAP financial measures is included with the financial statements contained in this press release. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and as such has determined that it is important to provide this information to investors.

©2017 Check Point Software Technologies Ltd. All rights reserved | P.5

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
 CONSOLIDATED STATEMENT OF INCOME

 (In thousands, except per share amounts)

	Three Months Ended
	March 31,
	2017	2016
	(unaudited)	(unaudited)
Revenues:
Products and licenses	$126,326	$122,730
Software Blades subscriptions	112,064	88,128
Total revenues from products and software blades	238,390	210,858
Software updates and maintenance	197,060	193,413
Total revenues	435,450	404,271

Operating expenses:
Cost of products and licenses	23,886	23,039
Cost of software blades subscriptions	4,080	1,818
Total cost of products and software blades	27,966	24,857
Cost of Software updates and maintenance	20,785	19,606
Amortization of technology	546	546
Total cost of revenues	49,297	45,009

Research and development	46,092	42,334
Selling and marketing	106,187	91,758
General and administrative	23,044	22,949
Total operating expenses	224,620	202,050

Operating income	210,830	202,221
Financial income, net	10,368	9,948
Income before taxes on income	221,198	212,169
Taxes on income	38,647	44,747
Net income	$182,551	$167,422

Basic earnings per share	$1.11	$0.97
Weighted-average number of shares used in computing basic earnings per share	165,110	173,401

Diluted earnings per share	$1.08	$0.95
Weighted-average number of shares used in computing diluted earnings per share	168,539	176,986

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CHECK POINT SOFTWARE TECHNOLOGIES LTD.
RECONCILIATION OF GAAP TO NON GAAP FINANCIAL INFORMATION

 (In thousands, except per share amounts)

	Three Months Ended
	March 31,
	2017	2016
	(unaudited)	(unaudited)

GAAP operating income	$210,830	$202,221
Stock-based compensation (1)	19,075	18,217
Amortization of intangible assets and acquisition related expenses (2)	3,259	3,294
Non-GAAP operating income	$233,164	$223,732

GAAP net income	$182,551	$167,422
Stock-based compensation (1)	19,075	18,217
Amortization of intangible assets and acquisition related expenses (2)	3,259	3,294
Taxes on the above items (3)	(3,385)	(1,843)
Non-GAAP net income	$201,500	$187,090

Diluted GAAP Earnings per share	$1.08	$0.95
Stock-based compensation (1)	0.11	0.10
Amortization of intangible assets and acquisition related expenses (2)	0.02	0.01
Taxes on the above items (3)	(0.01)	-
Diluted Non-GAAP Earnings per share	$1.20	$1.06

Weighted-average number of shares used in computing diluted Non-GAAP earnings per share	168,539	176,986

(1) Stock-based compensation:
Cost of products and licenses	$16	$17
Cost of software updates and maintenance	557	421
Research and development	3,685	2,846
Selling and marketing	2,732	2,243
General and administrative	12,085	12,690
	$19,075	$18,217

(2) Amortization of intangible assets and acquisition related expenses:
Amortization of technology-cost of revenues	$546	$546
Research and development	1,897	1,897
Selling and marketing	816	851
	$3,259	$3,294

(3) Taxes on the above items	$(3,385)	$(1,843)

Total, net	$18,949	$19,668

©2017 Check Point Software Technologies Ltd. All rights reserved | P.7

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEET DATA

(In thousands)

ASSETS

	March 31,	December 31,
	2017	2016
	(unaudited)	(unaudited)
Current assets:
Cash and cash equivalents	$230,304	$187,428
Marketable securities and short-term deposits	1,237,590	1,185,499
Trade receivables, net	279,149	478,507
Prepaid expenses and other current assets	69,713	41,021
Total current assets	1,816,756	1,892,455

Long-term assets:
Marketable securities	2,328,865	2,296,097
Property and equipment, net	66,831	61,859
Severance pay fund	4,874	4,617
Deferred tax asset, net	168,914	94,608
Goodwill and other intangible assets, net	833,227	834,167
Other assets	31,444	33,833
Total long-term assets	3,434,155	3,325,181

Total assets	$5,250,911	$5,217,636

LIABILITIES AND
SHAREHOLDERS’ EQUITY

Current liabilities:
Deferred revenues	$802,445	$814,418
Trade payables and other accrued liabilities	300,740	351,440
Total current liabilities	1,103,185	1,165,858

Long-term liabilities:
Deferred revenues	260,529	251,166
Income tax accrual	317,138	300,536
Accrued severance pay	9,681	8,953
	587,348	560,655

Total liabilities	1,690,533	1,726,513

Shareholders’ equity:
Share capital	774	774
Additional paid-in capital	1,174,201	1,139,642
Treasury shares at cost	(5,191,097)	(4,956,172)
Accumulated other comprehensive loss	(6,164)	(9,250)
Retained earnings	7,582,664	7,316,129
Total shareholders’ equity	3,560,378	3,491,123

Total liabilities and shareholders’ equity	$5,250,911	$5,217,636
Total cash and cash equivalents, marketable securities and short-term deposits	$3,796,759	$3,669,024

©2017 Check Point Software Technologies Ltd. All rights reserved | P.8

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
SELECTED CONSOLIDATED CASH FLOW DATA

(In thousands)

	Three Months Ended
	March 31,
	2017	2016
	(unaudited)	(unaudited)
Cash flow from operating activities:
Net income	$182,551	$167,422
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	2,981	2,672
Amortization of intangible assets	940	974
Stock-based compensation	19,075	18,217
Realized loss on marketable securities, net	75	305
Decrease in trade receivables, net and other receivables	191,182	162,850
Decrease in deferred revenues, trade payables and other accrued liabilities (*)	(52,753)	(28,726)
Excess tax benefit from stock-based compensation	-	(1,131)
Deferred income taxes, net	11,362	1,315
Net cash provided by operating activities	355,413	323,898

Cash flow from investing activities:
Investment in property and equipment	(7,953)	(4,708)
Net cash used in investing activities	(7,953)	(4,708)

Cash flow from financing activities:
Proceeds from issuance of shares upon exercise of stock-based awards	24,382	16,150
Purchase of treasury shares	(247,862)	(247,266)
Excess tax benefit from stock-based compensation	-	1,131
Payments related to shares withheld for taxes (*)	(209)	(150)
Net cash used in financing activities	(223,689)	(230,135)

Unrealized gain on marketable securities, net	3,964	24,705

Increase in cash and cash equivalents, marketable securities and short term deposits	127,735	113,760

Cash and cash equivalents, marketable securities and short term deposits at the beginning of the period	3,669,024	3,615,414

Cash and cash equivalents, marketable securities and short term deposits at the end of the period	$3,796,759	$3,729,174

(*) Payments related to three months ended March 31, 2016 shares withheld for taxes were reclassified from operating activity to financing activity following ASU 2016-09 adoption.

©2017 Check Point Software Technologies Ltd. All rights reserved | P.9

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

	By:	/s/ Tal Payne
Tal Payne
April 27, 2017		Chief Financial Officer & Chief Operating Officer

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